UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
    - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Goods Unite Us, Inc.

Legal status of issuer

Form
C-Corp

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
5/5/2017

Physical address of issuer
137 E. Wilson Street, Suite 200, Madison, WI 53704

Website of issuer
https://www.goodsuniteus.com

Name of intermediary through which the offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
SI Securities will receive equity compensation equal to 5% of the number of securities sold.

Type of security offered
Crowd Note

Target number of Securities to be offered
N/A

Price (or method for determining price)
Determined in conjunction with a broker-dealer.

Target offering amount
$25,000

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$1,000,000

Deadline to reach the target offering amount
November 29, 2019

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
3 FTE

	Most recent fiscal year-end (2018)	Prior fiscal year-end (2017)

Total Assets	$289,572	$3,586
Cash & Cash Equivalents	$174,572	$3,586
Accounts Receivable	$115,000	$0
Short-term Debt	$12,222	$17,726
Long-term Debt	$0	$0
Revenues/Sales	$471	$133
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	-$253,710	-$34,877

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: PDF of SI Website
EXHIBIT D: Investor Deck
EXHIBIT E: Video Transcript

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
September 23, 2019

Goods Unite Us, Inc.



Up to $1,000,000 of Crowd Notes

Goods Unite Us, Inc. ("Goods Unite Us", the "Company," "we," "us", or "our"), is offering up to $1,000,000 worth of Crowd Notes of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by November 29, 2019. The Company is making concurrent offerings under both Regulation CF (the "Offering") and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $450,000 under the Combined Offerings (the "Closing Amount") by November 29, 2019, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. Investors who completed the subscription process by November 22, 2019 will be permitted to increase their subscription amount at any time on or before November 29, 2019 upon Company consent. For the avoidance of doubt, no initial subscriptions from new investors will accepted after November 22, 2019. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $1,000,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to November 22, 2019, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $1,000 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's

management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting
The Company will file a report electronically with the SEC annually and post the report on its website, no later than April 30, 2020.

Once posted, the annual report may be found on the Company's website at: https://www.goodsuniteus.com/.

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any or its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

Updates
Updates on the status of this Offering may be found at: https://www.seedinvest.com/goods.unite.us.

About this Form C
You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Goods Unite Us, Inc. ("the Company") was incorporated during May 2017 under the laws of the State of Delaware, and is headquartered in Madison, WI. The Company provides information to consumers about Corporations political affiliations through a mobile app and website. The Company markets their mobile app and website through online platforms.
.
The Company's website is https://www.goodsuniteus.com/

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the SI Securities, LLC ("SeedInvest") website under https://www.seedinvest.com/goods.unite.us and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum amount of Crowd Note being offered	$25,000
Maximum amount of Crowd Note	$1,000,000
Purchase price per Security	Not Applicable
Minimum investment amount per investor	$1,000
Offering deadline	November 29, 2019
Use of proceeds	See the description of the use of proceeds on page 12 hereof.
Voting Rights	See the description of the voting rights on pages 11 and 16.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

We have not prepared any audited financial statements. Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

The reviewing CPA has included a "going concern" note in the reviewed financials. The Company has incurred losses from inception of $288,587 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

The Company is pre-revenue and may not be successful in its efforts to grow and monetize its product. It has limited operating capital and for the foreseeable future will be dependent upon its ability to finance operations from the sale of equity or other financing alternatives. There can be no assurance that the Company will be able to successfully raise operating capital. The failure to successfully raise operating capital, and the failure to effectively monetize its products, could result in bankruptcy or other event which would have a material adverse effect on the Company and the value of its shares. The Company has limited assets and financial resources, so such adverse event could put investors' dollars at significant risk.

The Company does not have an employment contract in place with its founders and team members. Employment agreements typically provide protections to the Company in the event of the employee's departure, specifically addressing who is entitled to any intellectual property created or developed by those employees in the course of their employment and covering topics such as non-competition and non-solicitation. As a result, if these team members were to leave, the Company might not have any ability to prevent direct competition, or have any legal right to intellectual property created during their employment. There is no guarantee that an employment agreement will be entered into.

Further, not all of the founders or key employees are currently working full time for the Company. As a result, certain of the Company's employees, officers, directors or consultants may not devote all of their time to the business, and may from time to time serve as employees, officers, directors, and consultants of other companies. These other companies may have interests in conflict with the Company.

The individuals that are listed as advisors in the profile and deck are mentors, rather than formal advisors. These individuals do not have formal agreements in place with the Company, and may not be compensated for their expertise and advise.

The Company's cash position is relatively weak. The Company could be harmed if it is unable to meet its cash demands, and the Company may not be able to continue operations if they are not able to raise additional funds.

The Company's proprietary technology has a limited history and may perform below expectations. The Company uses proprietary technology that has not been previously implemented on customer projects, and it may experience technological problems that it is unable to foresee. If the implementation of its proprietary technology is unsuccessful, it could negatively impact the successful operation of projects using its systems and may result in additional payments, deductions or defaults under its agreements. In addition, there is a lack of long-term reliability data for its proprietary system. Actual long-term performance of these projects may fall short of expectations. The Company's equipment may be susceptible to damage from weather-related or other unforeseen events. Equipment performance issues could result in significant operational problems for the Company, including increased maintenance costs, decreased revenue, warranty claims, inability to meet delivery requirements, or defaults under its agreements.

The Company is still beta testing the first version of their application. Sophisticated technology platforms often contain errors or defects, such as errors in computer code or other systems errors, particularly when first introduced or when new versions or enhancements are released. The development of new or enhanced products is a complex and uncertain process requiring the accurate anticipation of technological and market trends, as well as precise technological execution. Despite quality assurance measures, internal testing, and beta testing by customers, the Company cannot guarantee that its current and future products, including upgrades to those products, will be free of serious defects, which could result in lost revenue, refunds without a commensurate decrease in costs, delays in market acceptance, increase in costs, reputational harm, and costs associated with defending or settling claims. If upgrades are not properly implemented, the availability and functioning of its products could be impaired.

The Company may face difficulties in obtaining capital. The Company may have difficulty raising needed capital in the future as a result of, among other factors, its lack of delivery-ready product and revenues from sales, as well as the inherent business risks associated with the Company and present and future market conditions. The business currently does not generate any sales and future sources of revenue may not be sufficient to meet its future capital requirements. The Company will require additional funds to execute its business strategy and conduct operations. If adequate funds are unavailable, the Company may be required to delay, reduce the scope of or eliminate one or more of its product launches or marketing efforts, any of which may materially harm its business, financial condition and results of operations

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company has no history upon which an evaluation of its prospects and future performance can be made. Its proposed operations are subject to all business risks associated with new enterprises. The likelihood of its creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. There can be no assurances that the Company will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses, and challenges faced as an early-stage company.

The Company forecasts project aggressive growth. If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

Additionally, statements in the profile, deck, and video reflect management's current views and are meant for illustrative purposes. They do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made.

The Company may raise additional capital, which may cause dilution to investors in this round, restrict the Company's operations or require it to relinquish rights on unfavorable terms. The Company may seek additional capital through a variety of means, including through public or private equity, debt financings or other sources, including up-front payments and milestone payments from strategic collaborations. To the extent that the Company raises additional capital through the sale of equity or convertible debt or equity securities, an investor's ownership interest will be diluted, and the terms may include liquidation or other preferences that adversely affect shareholder rights. Such financing may result in dilution to stockholders, imposition of debt covenants, increased fixed payment obligations, or other restrictions that may affect the Company's business.

The Company's business could be negatively impacted by cybersecurity threats, attacks, and other disruptions. Like others in its industry, the Company continues to face advanced and persistent attacks on its information infrastructure where it manages and stores various proprietary information and sensitive/confidential data relating to its operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack its products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate the Company's network security and misappropriate or compromise its confidential information or that of its customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that the Company produces or procure from third parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of the Company's information infrastructure systems or any of its data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect the business.

*The Company f*iled an extension for its 2018 tax filings. If it underestimated its taxes, the IRS could penalize it. Potential tax consequences could adversely affect the Company's results of operations or financial condition.

Risks Related to the Securities

The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions under Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be effected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

We are selling convertible notes that will convert into shares or result in payment in limited circumstances. These notes only convert or result in payment in limited circumstances. If the Crowd Notes reach their maturity date, investors (by a decision of the Crowd Note holders holding a majority of the principal amount of the outstanding Crowd Notes) will either (a) receive payment equal to the total of their purchase price plus outstanding accrued interest, or (b) convert the Crowd Notes into shares of the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of Company's common stock (provided the Company has converted into a C-Corporation). If there is a merger, buyout or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater of their purchase price plus outstanding interest, the amount of preferred shares they would have been able to purchase using the valuation cap (if the Company has converted into a C-Corporation prior), or, if the Company has not converted into a C-Corporation at that time, payment equal to the cash value of such preferred shares had the notes converted into preferred shares. If there is a qualified equity financing (an initial public offering registered under the 1933 Act or a financing using preferred shares), the notes will convert into a yet to-be-determined class of preferred stock, provided the Company has converted into a C-Corporation. If the notes convert because they have reached their maturity date, the notes will convert based on a $4,000,000 valuation cap. If the notes convert due to a qualified equity financing, the notes will convert at a discount of 20%, or based on a $4,000,000 valuation cap. This means that investors would be rewarded for taking on early risk compared to later investors. Outside investors at the time of conversion, if any, might value the Company at an amount well below the $4,000,000 valuation cap, so you should not view the $4,000,000 as being an indication of the Company's value.

We have not assessed the tax implications of using the Crowd Note. To the extent permitted by generally accepted accounting and tax principles, the Company and investors will treat, account and report the Crowd Note as debt and not equity for accounting and tax purposes and with respect to any returns filed with federal, state or local tax authorities. However, because the Crowd Note is a type of debt security, there has been inconsistent treatment under state and federal tax law as to whether securities like the Crowd Note can be considered a debt of the Company, or the issuance of equity. Investors should consult their tax advisers.

The Crowd Note contains dispute resolution provisions which limit your ability to bring class action lawsuits or seek remedy on a class basis. By purchasing a Crowd Note this Offering, you agree to be bound by the dispute resolution provisions found in Section 6 of the Crowd Note. Those provisions apply to claims regarding this Offering, the Crowd Notes and possibly the securities into which the Crowd Note are convertible. Under those provisions, disputes under the Crowd Note will be resolved in arbitration conducted in Delaware. Further, those provisions may limit your ability to bring class action lawsuits or similarly seek remedy on a class basis.

You may have limited rights. The Company has not yet authorized preferred stock, and there is no way to know what voting rights those securities will have. In addition, as an investor in the Regulation CF offering you will be considered a Non-Major Investor (as defined below) under the terms of the notes offered, and therefore, you have more limited information rights.

You will be bound by an investor proxy agreement which limits your voting rights. As a result of purchasing the notes, all Non-Major Investors (including all investors investing under Regulation CF) will be bound by an investor proxy agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes (or majority of the shares of the preferred equity the notes will convert into) held by Non-Major Investors vote to terminate the agreement.

A majority of the Company is owned by a small number of owners. Prior to the Offering, the Company's current owners of 20% or more of the Company's outstanding voting securities beneficially own up to 48% of the Company's voting securities. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

BUSINESS

Description of the Business
Our company intersects two of the largest markets in the U.S.: politics and shopping. Our iOS app, Android app and website provide the political leanings of over 4,000 brands and companies. Or you can search by politician and see a list of the brands and companies that support them.

Business Plan
At Goods Unite Us, we want to make it easy for consumers to shop according to their political beliefs. This might sound strange to some. But we believe that politically active consumers are looking for a way to make a difference every day--not just at the ballot box. And our free apps and website give them the tools to make a difference every day.

Litigation
None.

USE OF PROCEEDS
We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

Offering Expenses
The use of proceeds for expenses related to the Combined Offering is as follows:
- If the Company raises the Target Amount, it will use 44.50% of the proceeds, or $11,125, towards offering expenses;
- If the Company raises the Closing Amount, it will use 10% of the proceeds, or $40,000, towards offering expenses; and
- If the Company raises the Maximum Amount, it will use 8.5% of the proceeds, or $85,000, towards offering expenses

The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% if Target Amount Raised	% if Closing Amount Raised	% if Maximum Amount Raised
Payroll	15	15	15
Development/Analytics	11	11	11
Marketing	61	61	61
Sales/PR	3	3	3
Rent/Office Supplies	3	3	3
G&A (Professional and Insurance)	2	2	2
Reserve	5	5	5

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Abigail Wuest	CEO & Co-founder	Assistant Attorney General at Wisconsin Department of Justice
Brian Potts	Co-founder	Partner at Perkins Coie
Amy Jo Miller	COO& Co-founder	COO at Goods Unite Us; entrepreneur/self-employed

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Amount outstanding	Voting rights	How this security may limit, dilute, or qualify the Securities issues pursuant to this Offering	Percentage ownership of the Company by the holders of such securities prior to the Offering	Other material terms
Common Stock	13,076,148	Yes	Holders of common stock may vote on the terms of a future financing into which the Crowd Note converts.	100%	n/a

The Company has the following Convertible Notes outstanding:
None

The Company has the following debt outstanding:
None

Ownership

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Abigail Wuest	3,138,593 Common Stock	24.00%
Brian Potts	3,027,778 Common Stock	23.15%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations

Goods Unite Us, Inc. ("the Company") was incorporated during May 2017 under the laws of the State of Delaware, and is headquartered in Madison, WI. The Company provides information to consumers about Corporations political affiliations through a mobile app and website. The Company markets their mobile app and website through online platforms.

The Company has incurred losses from inception of $288,587 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $126,947 in cash on hand as of August 31, 2019 which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Previous Offerings of Securities
We have made the following issuances of securities within the last three years:

Previous Offering	Date of Previous Offering	Offering Exemption Relied Upon	Type of Securities Offered	Amount of Securities Sold	Use of Proceeds of the Previous Offering
Initial Capitalization	April 2017	N/A	Common Stock	$1,000	Operations
Pre-Seed Round	July 7, 2017	Regulation D	Convertible Note	$45,000	Operations and Marketing
Seed Round	September 4, 2018	Regulation D	Convertible Note and Common Stock	$500,000	Operations, Marketing, and Development
Seed Bridge Round	June 11, 2019	Regulation D	Convertible Note and Common Stock	$200,000	Operations, Marketing, and Development

THE OFFERING AND THE SECURITIES

The Securities Offered in this Offering

The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Crowd Notes.

The Crowd Notes sold in this Offering will convert in the following circumstances:

- If a "corporate transaction" (such as the sale of the Company) occurs prior to a "qualified equity financing" (which is a preferred stock financing raising of not less than $1,000,000).
- Once a "qualified equity financing" occurs, the notes thereafter will automatically convert into the shares of preferred stock sold in the qualified equity financing.
- If the maturity date is reached, the note holders will have the option, by decision of the majority outstanding note holders, to convert into the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of the Company's common stock.

The price at which the Crowd Notes sold in this Offering will convert will be:

- At a discount of 20% to the price in the qualified equity financing, subject to a $4,000,000 valuation cap, if the conversion takes place after the qualified equity financing;
- If conversion takes place prior to a qualified equity financing due to a corporate transaction, the greater of the outstanding principal of the Crowd Notes, or the amount of stock the Crowd Notes would convert into under the valuation cap; or
- If conversion takes place prior to a qualified equity financing because the maturity date has been reached, subject to a $4,000,000 valuation cap.

Until the earlier of the qualified equity financing or the corporate transaction, the Crowd Notes accrue an annual interest rate of 5%, compounded quarterly.

The securities into which the Crowd Notes in this Offering will convert will have more limited voting and information rights than those to be issued to Major Investors on conversion.

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

Additionally, we have set a minimum Closing Amount of $450,000 between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before the Offering may close.

The minimum investment in this Offering is $1,000. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200. Investments of $20,000 or greater will only be accepted through the Regulation D offering.

All Non-Major Investors of Crowd Notes will be bound by an investor proxy agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes (or majority of the shares of the preferred equity the notes will convert into) held by Non-Major Investors vote to terminate the agreement.

Securities Sold Pursuant to Regulation D
The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The Crowd Notes in the Regulation D offering convert under similar terms to the Crowd Notes in this offering. However, investors who invest $50,000 or greater will be considered "Major Investors" under the Crowd Note. Major Investors will be entitled to greater information rights than Non-Major Investors in the Combined Offerings. In the future, Major Investors may also be entitled to greater voting rights than their non-major counterparts.

Classes of Securities of the Company

Common Stock

Dividend Rights
Yes

Voting Rights
Yes

Right to Receive Liquidation Distributions
Yes, junior to any issued preferred stock.

Rights and Preferences
None

Preferred Stock
None.

Dilution

Even once the Crowd Note convert into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D promulgated under the 1933 Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

Other Material Terms

The Company does not have the right to repurchase the Securities. The Securities do not have a stated return or liquidation preference.

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:
None

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: None.

OTHER INFORMATION

Bad Actor Disclosure

None.

SEEDINVEST INVESTMENT PROCESS

Making an Investment in the Company

How does investing work?

When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your Crowd Note. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:
- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;

- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?
To make an investment you will need the following information readily available:
1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?
Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?
An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:
- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both equal to or greater than $107,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $107,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?
For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After My Investment

What is my ongoing relationship with the Company?
You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?

Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:

1. To the Company that sold the Securities
2. To an accredited investor
3. As part of an Offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Abigail Wuest
_____
(Signature)

Abigail Wuest
_____
(Name)

CEO
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

Amy Jo Miller
_____
(Signature)

Amy Jo Miller
_____
(Name)

COO
_____
(Title)

09/22/2019
_____
(Date)

Brian Potts
_____
(Signature)

Brian Potts
_____
(Name)

Board Member
_____
(Title)

09/22/2019
_____
(Date)

Abigail Wuest
_____
(Signature)

Abigail Wuest
_____
(Name)

CEO
_____
(Title)

09/22/2019

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B
Financials



PUT YOUR MONEY WHERE YOUR VOTE IS

GOODS UNITE US, INC.
A Delaware Corporation

Financial Statements (Unaudited) and
Independent Accountants' Review Report

December 31, 2018 and Period from May 1, 2017 (Inception)
to December 31, 2017

GOODS UNITE US, INC.

Year Ended December 31, 2018 and Period from May 1, 2017 (Inception)
To December 31, 2017

Table of Contents



INDEPENDENT ACCOUNTANTS' REVIEW REPORT



To Management of Goods Unite Us, Inc.
137 E. Wilson Street, Ste 200
Madison, WI 53704

We have reviewed the accompanying financial statements of Goods Unite Us, Inc. (the "Company"), which comprise the balance sheets as of December 31, 2018 and 2017, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended and period from May 1, 2017 (inception) to December 31, 2017, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As disclosed in Note 2 of the financial statements, the Company has not yet generated sufficient revenues to date, relies on outside sources to fund operations, and has incurred significant losses. Accordingly, substantial doubt is raised about the Company's ability to continue as a going concern. Management's plans to mitigate going concern are also disclosed in Note 2.

Fruci & Associates II, PLLC

Spokane, WA
September 12, 2019

Members of:
WSCPA
AICPA
PCPS

802 North Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

GOODS UNITE US, INC.

BALANCE SHEETS

December 31, 2018 and 2017

(unaudited)

		2018		2017
Assets				
Current assets				
Cash and cash equivalents	$	174,572	$	3,586
Other receivable		115,000		-
Total current assets		289,572		3,586
Total assets	$	289,572	$	3,586
Liabilities and stockholders' equity (deficit)				
Current liabilities				
Accounts payable and accrued expenses	$	-	$	1,636
Accrued expenses		12,222		1,090
Convertible notes payable		-		15,000
Total current liabilities and total liabilities		12,222		17,726
Commitments & Contingencies		-		-
Stockholders' equity (deficit)				
Common stock, 20,000,000 authorized, par value $0.0001;				
11,887,407 and 6,500,000 shares issued and outstanding				
at December 31, 2018 and 2017, respectively		1,189		650
Additional paid-in capital		564,748		20,087
Accumulated deficit		(288,587)		(34,877)
Total stockholders' equity (deficit)		277,350		(14,140)
Total liabilities and stockholders' equity (deficit)	$	289,572	$	3,586

See independent accountants' review report and accompanying notes to the financial statements.

GOODS UNITE US, INC.

STATEMENTS OF OPERATIONS

For the Year Ended December 31, 2018 and Period from May 1, 2017 (Inception)

to December 31, 2017

(unaudited)

	2018	2017
Revenue		
Sales, net	$ 471	$ 133
Total revenue	471	133
Operating expenses		
Advertising	130,031	1,293
Payroll and related expenses	66,535	17,929
Product development	48,412	1,636
General and administrative	8,982	14,152
Total operating expenses	253,960	35,010
Loss from operations	(253,489)	(34,877)
Other expense		
Other expense	(221)	-
Total other expense	(221)	-
Net loss	$ (253,710)	$ (34,877)

See independent accountants' review report and accompanying notes to the financial statements.

3

GOODS UNITE US, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

For the Year Ended December 31, 2018 and Period from May 1, 2017 (Inception)

to December 31, 2017

(unaudited)

| | Common Stock | | Additional | Accumulated | Stockholders' |
	Shares	Amount	Paid-in Capital	Deficit	Equity
Balance on May 1, 2017 (Inception)	-	$ -	$ -	$ -	$ -
Issuance of common stock for cash	6,500,000	650	20,087	-	20,737
Net loss	-	-	-	(34,877)	(34,877)
Balance on December 31, 2017	6,500,000	650	20,087	(34,877)	(14,140)
Issuance of common stock for cash	297,185	30	49,970		50,000
Issuance of common stock for services	2,000,000	200	-		200
Issuance of common stock for receivable	683,526	68	114,932		115,000
Issuance of common stock for convertible notes	2,406,696	241	379,759		380,000
Net loss	-	-	-	(253,710)	(253,710)
Balance on December 31, 2018	11,887,407	$ 1,189	$ 564,748	$ (288,587)	$ 277,350

See independent accountants' review report and accompanying notes to the financial statements.

4

GOODS UNITE US, INC.

STATEMENTS OF CASH FLOWS

For the Year Ended December 31, 2018 and Period from May 1, 2017 (Inception)

to December 31, 2017

(unaudited)

	2018	2017
Cash flows from operating activities		
Net loss	$ (253,710)	$ (34,877)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:		
Stock Compensation	200	-
Changes in operating assets and liabilities:		
Accounts payable and accrued expenses	(1,636)	1,636
Accrued payroll and related liabilities	11,132	1,090
Net cash used by operating activities	(244,014)	(32,151)
Cash flows from financing activities		
Funds received from issuance of convertible notes	365,000	15,000
Funds received from issuance of equity securities	50,000	20,737
Net cash provided by financing activities	415,000	35,737
Net increase in cash and cash equivalents	170,986	3,586
Cash and cash equivalents, beginning	3,586	-
Cash and cash equivalents, ending	$ 174,572	$ 3,586
Supplemental cash flow information:		
Cash paid during the period for:		
Interest	$ -	$ -
Income taxes	-	-
	$ -	$ -
Non-Cash activity:		
Common stock issuance for convertible debt	$ 380,000	$ -
Common stock issuance for receivable	115,000	-
	$ 495,000	$ -

See independent accountants' review report and accompanying notes to the financial statements.

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Goods Unite Us, Inc. ("the Company") was incorporated during May 2017 under the laws of the State of Delaware, and is headquartered in Madison, WI. The Company provides information to consumers about Corporations political affiliations through a mobile app and website. The Company markets their mobile app and website through online platforms.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year-end is December 31.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company recognizes revenue only when all of the following criteria have been met:
- Persuasive evidence of an arrangement exists;
- Delivery has occurred or services have been rendered;
- The fee for the arrangement is fixed or determinable; and
- Collectability is reasonably assured.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At December 31, 2018 and 2017, the Company had no items, other than bank deposits, that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts, that may at times, exceed federal insured limits. No losses have been recognized as a result of these excess amounts.

Other Receivables

The Company has stock purchase agreements in place that the payments were received subsequent to year-end. In order to properly account for the stock issuances, the Company recorded a receivable in the amount of $115,000 and $0 as of December 31, 2018 and 2017, respectively, recorded under the heading of 'other receivables' in the balance sheets.

Advertising Costs

The Company's advertising costs are expensed as incurred. During the years ended December 31, 2018 and 2017, the Company recognized $130,031 and $1,293 in advertising costs, respectively.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC Section 718 *Compensation – Stock Compensation.* Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award, and is recognized as expense ratably over the requisite service period, which is generally the option vesting period.

Research and Development Costs

Research and development costs, including salaries, research materials, and administrative costs are expensed as incurred. During the year ended December 31, 2018 and period from May 1, 2017 (inception date) to December 31, 2017, the Company recognized $48,412 and $1,636 in research and development costs, respectively, recorded under the heading of 'product development' in the statements of operations.

<u>Income Taxes</u>

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ADC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes based on the provisions promulgated by the Internal Revenue Service ("IRS"), which has a statute of limitation of three years from the due date of the return. As such, all tax years are open since the Company's inception.

The Company currently has a tax net operating loss (NOL) of $288,587 for which it may receive future tax benefits. However, as of December 31, 2018, no such benefit is expected to be recognized in the near term, and therefore, a full valuation allowance has been assessed on any potential income tax benefit.

<u>Recent Accounting Pronouncements</u>

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2014- 09, Revenue from Contracts with Customers. ASU 2014-09 is a comprehensive revenue recognition standard that will supersede nearly all existing revenue recognition guidance under current U.S. GAAP and replace it with a principle-based approach for determining revenue recognition. ASU 2014-09 will require that companies recognize revenue based on the value of transferred goods or services as they occur in the contract. The ASU also will require additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. ASU 2014-09 is effective for nonpublic companies for interim and annual periods beginning after December 15, 2018. Early adoption is permitted only in annual reporting periods beginning after December 15, 2016, including interim periods therein. Entities will be able to transition to the standard either retrospectively or as a cumulative-effect adjustment as of the date of adoption. The Company is in the process of evaluating the impact of ASU 2014-09 on the Company's financial statements and disclosures.

In February 2016, the FASB issued ASU 2016-02, a new standard on the accounting for leases, which requires a lessee to record a right-of-use asset and a corresponding lease liability on the balance sheet for all leases with terms longer than twelve months. The standard also expands the required quantitative and qualitative disclosures surrounding leasing arrangements. The standard is effective for nonpublic companies for annual reporting periods beginning after December 15, 2019. The Company is in the process of evaluating the impact of ASU 2016-02 on the Company's financial statements and disclosures.

No other recently issued accounting pronouncements are expected to have a significant impact on the Company's financial statements.

Subsequent Events

The Company has evaluated subsequent events through September 12, 2019, the date these financial statements were available to be issued. The following were subsequent disclosures:

In January 2019, the Company received proceeds of $110,000 for payment on receivable for common stock issuance.

In March 2019, the Company issued 59,437 shares of common stock for proceeds of $10,000.

In June 2019, the Company issued 445,778 shares of common stock for proceeds of $75,000 and received proceeds of $5,000 for payment on receivable for common stock issuance.

In July 2019, the Company issued 148,593 shares of common stock for proceeds of $25,000.

In August 2019, the Company issued 534,933 shares of common stock for proceeds of $90,000.

NOTE 2 – GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses from inception of $288,587 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

NOTE 3 – CONVERTIBLE EQUITY SECURITIES

The Company issued a total of eleven convertible equity securities for cash proceeds of $380,000 between July 7, 2017 and November 5, 2018. The securities are all convertible into common shares of the Company, mature 36 months from the date of issuance, and may be converted upon the following:

1. Upon the Company receiving cash of no less than $200,000 for the sale of the Company's common stock, the security will be automatically converted into shares of common stock of the Company at a price of either 75% or 50% of the lowest price paid for common stock as part of the $200,000 purchase, as defined in the individual agreements.
2. Upon the sale, transfer, or other disposition of substantially all of the Company's assets (except one in

which the holders of capital stock of the Company immediately prior to such action continue to hold at least 50% of the voting power of the Company), the holder is entitled to a cash settlement of twice the initial purchase price of the investment.

3. Upon maturity, holders may elect at any time to convert the security to common shares of the Company at a price equal to the quotient of the valuation cap and the fully diluted capitalization of the Company, as defined by the individual agreements.

NOTE 4 – STOCKHOLDERS' EQUITY

At December 31, 2018 and 2017, the Company had issued and outstanding Common Stock of 11,887,407 and 6,500,000, respectively.

During 2017, the Company issued common stock totaling 6,500,000 shares for proceeds in the amount of $20,737.

During 2018, the Company issued common stock totaling 2,406,696 shares in the settlement of $380,000 of outstanding convertible notes payable. The Company also issued common stock totaling 683,526 shares in exchange for a receivable from stockholders in the amount of $115,000 and 297,185 shares for proceeds in the amount of $50,000.

During 2018, the Company issued common stock totaling 2,000,000 shares for stock-based compensation under the 2018 equity incentive plan. The Company valued the stock-based compensation issued at par value due to operations had not fully yet commenced and only founders' shares had been issued. The maximum number of restricted shares assigned to the equity plan is 3,500,000 and vesting is determined by the board or the terms of the award agreement.

	Shares	Weighted Average Grant-Date Fair Value	Weighted Average Contractual Life in Years
Non-vested at May 5, 2017	-	-	-
Granted	-	-	-
Vested	-	-	-
Forfeited	-	-	-
Non-vested at December 31, 2017	-	-	-
Granted	2,000,000	-	3
Vested	(450,000)	-	(0.5)
Forfeited	-	-	
Non-vested at December 31, 2018	1,550,000	-	2.5

During 2018, the Company issued warrants which entitled the holder to purchase common stock up to four percent of the Company's fully-diluted common stock. The warrants are exercisable only after the Company completed and closed a qualified equity raise totaling $500,000 after the issuance date of the warrants which occurred in 2019. As of December 31, 2018, the warrants were not exercisable.

The Company had outstanding warrants for the purchase of common stock which are vested and exercisable as follows:

	Average Exercise Price	Number Outstanding	Life in Years
Balance on May 5, 2017	$ -	-	-
Granted	-	-	-
Vested	-	-	-
Forfeited	-	-	-
Balance on December 31, 2017	-	-	-
Granted	5	535,496	10
Vested	-	-	-
Forfeited	-	-	-
Balance on December 31, 2018	$ 5	535,496	10

NOTE 5 – OPERATING LEASE
The Company leases office space in Wisconsin. The lease is payable in monthly payments in the amount of $1,800 until termination on October 1, 2019. The lease allows for a one-year renewal period.

Total minimum rental payments are as follows for the years ended December 31:

Year	Rent Payments
2019	$ 16,200
2020	-
2021	-
2022	-
2023	-

EXHIBIT C
PDF of SI Website



GOODS UNITE US
PUT YOUR MONEY WHERE YOUR VOTE IS
GET IT ON Google Play
Available on the App Store
SEPTEMBER 2019
Disclaimer
This presentation contains offering materials prepared solely by Goods U
assistance of SI Securities, and not subject to FINRA Rule 2210. In addit
may contain forward-looking statements and information relating to, amo
company, its business plan and strategy, and its industry. These stateme
management's current views with respect to future events based informa
and are subject to risks and uncertainties that could cause the company's
materially. Investors are cautioned not to place undue reliance on these f
statements as they are meant for illustrative purposes and they do not re
future results, levels of activity, performance, or achievements, all of whic
Moreover, no person nor any other person or entity assumes responsibili
completeness of forward-looking statements, and is under no duty to upd
to conform them to actual results.





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Invest in Goods Unite Us, Inc.

Platform empowering consumers to align their purchases with their politics

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$1,000	$4,000,000	Crowd Note
Minimum	Valuation cap	Security Type

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Purchased securities are not currently tradeable. Expect to hold your investment until the company lists on a national exchange or is acquired.

Goods Unite Us, Inc. is offering securities under both Regulation D and Regulation CF through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation D and Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, the contents of the Highlights, Term Sheet sections have been prepared by SI Securities and shall be deemed broker-dealer communications subject to FINRA Rule 2210 (the "Excluded Sections"). With the exception of the Excluded Sections noted above, this profile contains offering materials prepared solely by Goods Unite Us, Inc. without the assistance of SI Securities, and not subject to FINRA Rule 2210 (the "Issuer Profile"). The Issuer Profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures in the offering's draft. The contents of this profile are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

Company Highlights

- 71,308 monthly active app users and 78,743 monthly active web users in August 2019; 40% growth in the combined number of active users in August 2019 alone
- Current notable investors: MaSa Partners, Humble Rogue Ventures, Mark Bakken
- One of the highest rated political apps in the App Store (4.7 out of 5) with 8K+ ratings
- Featured in The Oprah Magazine
- Finalist for Madison's top startup company competition, called Pressure Chamber

Fundraise Highlights

- Total Round Size: US $1,000,000
- Raise Description: Series A
- Minimum Investment: US $1,000 per investor
- Security Type: Crowd Note
- Valuation Cap: US $4,000,000
- Target Minimum Raise Amount: US $450,000
- Offering Type: Side by Side Offering

Goods Unite Us intersects two of the largest markets in the U.S.: politics and shopping. Our iOS app, Android app and website provide the political leanings of over 4,000 brands and companies. Or users can search by politician and see a list of the brands and companies that support them.

At Goods Unite Us, we want to make it easy for consumers to shop according to their political beliefs. This might sound strange to some. But we know that politically active consumers are looking for a way to make a difference every day--not just at the ballot box. And our free app and website give them the tools to make a difference every day (or sometimes even many times per day). In August of 2019 alone, we had a total of over 145,000 active users across our platforms.

Perhaps most importantly, however, users are using our data to change their purchasing behaviors, which we view as the holy grail. We've received hundreds of emails from users telling us that they've changed cars, banks, grocery stores, clothing stores, etc. based on our data. And businesses are taking notice. The owner of Teva sandals (Deckers Outdoor Corporation), for example, tried to strong-arm us into taking down their page. And Chico's (a company with $2B+ in revenue) tried to get us to change how we present our data on their page. (We, of course, refused both requests and are well within our first-amendment legal rights). As described in the market landscape section below, we are in the process of implementing multiple revenue pathways, including ads, political donations through the apps, and company marketing packages.

Based on our current CAC alone, with this raise we expect to have over 1 million MAUs by election day 2020. With significant press and/or virality (both of which we think are likely), we expect to have 5 million MAUs by election day. Based on ARR and market cap valuations of comparable apps, we estimate the company valuation with 1 million MAUs to be in the range of $17 to $73 million and with 5 million MAUs to be in the range of $88 to $365 million*.

PROFILE MENU

Invest in us. And we can collectively clean-up politics in this country and make money doing it!

Highlights
Overview
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Gallery

Meet the Goods Unite Us Team!

Goods Testimonial: Cars, Soda, and Fast Food.

People are changing their buying behaviors everyday because of our app, for expenses as small as which soda to buy or for as large as which new car to purchase!

Media Mentions











MILWAUKEE JOURNAL SENTINEL

THE OPRAH MAGAZINE

PLAYBOY

YAHOO! NEWS

Xconomy

BUSTLE

The Team

Founders and Officers



Abigail Wuest
CO-FOUNDER



Edit your campaign

Abigail is an attorney and a progressive politician in Madison, Wisconsin. She has a B.A. from St. Olaf College and a J.D. from Vermont Law School. Abigail's career has spanned numerous levels of the government, including at the local, state and federal levels. She's worked as a White House intern, as an intern at the U.S. Environmental Protection Agency, in private law practice, and held elected office as a Dane County Board supervisor (which is the county where Madison is located). In her day job, she's currently a government attorney. Abigail lives in Madison with her husband Brian Potts (a founder as well), her eight-year old daughter, Lily, and her four-year old son, Sal.



Amy Miller
COO AND CO-FOUNDER

Amy is a serial entrepreneur with degrees in Business Management and International Business. Her experience spans from retail to media to public relations. In her prior career, Amy was a professional ballet dancer. When she's not working on Goods Unite Us (which is most of the time), you'll find Amy enjoying Madison with her 13 year old son, Miller and her black lab, Luna.



Brian H. Potts
CO-FOUNDER

Brian is a partner at a large national law firm, an entrepreneur, and a writer. He recently invented a computer keyboard for lawyers, the LegalBoard, a technology that allows lawyers to work at a rate that is much more efficient than using an old-fashioned keyboard. Brian has a B.S. in Economics from Centre College in Kentucky, a J.D. from Vermont Law School and an LL.M. from U.C. Berkeley. He's also a regular contributor to Forbes.com.

Notable Advisors & Investors



MaSa Partners
Investor, Investor



Mark Bakken
Investor, Founder & Managing Partner at HealthX Ventures



Bryan Chan
Advisor, CEO of SupraNet



Hank Grabowski
Advisor, Software Engineer, Aerospace Engineer, Open Source Software and Decentralized We



Noble Applications
Advisor, App Developer

Highlights

Overview

The Team

Term Sheet

Investor Perks

Prior Rounds

Market Landscape

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Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. If you plan on investing less than US $20,000.00, you will automatically invest under the Regulation CF offering type. If you invest more than US $20,000.00, you must be an accredited investor and invest under the Regulation D offering type.

Fundraising Description

Round type:	Series A
Round size:	US $1,000,000
Minimum investment:	US $1,000
Target Minimum:	US $450,000

Key Terms

Security Type:	Crowd Note
Conversion discount:	20.0%
Valuation Cap:	US $4,000,000
Interest rate:	5.0%
Note term:	24 months

Additional Terms

Investment Proxy Agreement	All non-Major Purchasers will be subject to an Investment Proxy Agreement ("IPA"). The IPA will authorize an investment Manager to act as representative for each non-Major Purchaser and take certain actions for their benefit and on their behalf. Please see a copy of the IPA included with Company's offering materials for additional details.
Custody of Shares	Investors who invest $50,000 or less will have their securities held in trust with a Custodian that will serve as a single shareholder of record. These investors will be subject to the Custodian's Account Agreement, including the electronic delivery of all required information.
Closing conditions:	While Goods Unite Us, Inc. has set an overall target minimum of US $450,000 for the round, Goods Unite Us, Inc. must raise at least US $450,000 of that amount through the Regulation CF portion of their raise before being able to conduct a close on any investments below $20,000. For further information please refer to Goods Unite Us, Inc.'s Form C.
Transfer restrictions:	Securities issued through Regulation CF have a one year restriction on transfer from the date of purchase (except to certain qualified parties as specified under Section 4(a)(6) of the Securities Act of 1933), after which they become freely transferable. While securities issued through Regulation D are similarly considered "restricted securities" and investors must hold their securities indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available.

Use of Proceeds

If Minimum Amount Is Raised


Payroll
Development/Analytics
Marketing
Sales/PR
Rent/Office Supplies
G&A (Professional and Insurance)
Reserve

If Maximum Amount Is Raised


Payroll
Development/Analytics
Marketing
Sales/PR
Rent/Office Supplies
G&A (Professional and Insurance)
Reserve

Investor Perks

< $1,000 - will receive a free "Put Your Money Where Your Vote Is" American Apparel t-shirt

$1,000 - $4,999 - will receive the t-shirt and a premium, ad-free version of our App for life

PROFILE MENU

$5,000 - $25,000 - will receive all of the above and the option to be listed as a Founding Angel Investor on our website

$100,000 - will receive all of the above and dinner with the founders in Madison, Wisconsin or your home town (continental U.S. only, your travel and lodging not included)

Highlights

$100,000 or more - will receive all of the above and an advisory seat at board meetings

Overview

$250,000 or more - will receive all of the above except instead of just an advisory seat at board meetings, the founders will seek board approval to give the investor one appointment to the board (subject to board approval)

The Team

It is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment.

Term Sheet

Investor Perks

Prior Rounds

Prior Rounds

Market Landscape

The graph below illustrates the valuation cap or the pre-money valuation of Goods Unite Us, Inc.'s prior rounds by year.

Data Room

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This chart does not represent guarantees of future valuation growth and/or declines.

Pre-Seed

Round Size	US $45,000
Closed Date	Jun 22, 2018
Security Type	Convertible Note

Seed

Round Size	US $500,000
Closed Date	Jan 31, 2019
Security Type	Common Equity

Bridge

Round Size	US $200,000
Closed Date	Aug 13, 2019
Security Type	Common Equity

Market Landscape



9/2

Highlights
Overview
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Term Sheet
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Prior Rounds
Market Landscape
Data Room
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$1 750 000 000
$1 500 000 000
$1 250 000 000
$1 000 000 000
$750 000 000
$500 000 000
$250 000 000
$0
2017
2012
2007

Companies, on average, spend 7.5% of revenues on marketing and branding. Assuming our market being primarily in the U.S., we estimate that at least 7.5% of the US GDP in each of these was spent on marketing and branding.

We are both B2B and B2C. We believe our more easily obtainable user base is in the range of 30M to 60M consumers in the U.S. alone. This is the number of very politically active U.S. citizens (e.g., those that vote in Presidential primaries and/or other primary elections).

Our seed investors, all of whom we did not know prior to the seed round, directed us to work on user acquisition and stickiness rather than revenue. Now that we feel we have a proven CAC (<$1) and excellent app stickiness (over 29% of all downloads since November 2017 used the app in August 2019 alone), we are starting to focus on generating revenue.

Given the size of our potential user base and the number of impressions each user has in our app, we believe advertising will be the most profitable near-term way to monetize our platform. Immediately after this raise, and prior to January 2020, we plan to build our own advertising platform that will allow companies and politicians to serve ads to our users based on which politician pages and/or company/brand pages the user is visiting. In the meantime, we have just recently implemented Google Admob, Facebook ads, and InMobi ads.

With 1 million MAUs, we know we should have 14 million impressions per month based on our current data; at a very modest $3-$5/1000 impressions, this would equal $500K in $840K in ARR from advertising alone.

We are also starting to create and sell company-specific marketing packages to companies (similar to Glassdoor's model). Companies can, for example, pay to be shown as an alternative brand on a competitor's website or to advertise directly to users who share the company's politics.

On the B2C side, we also recently added a feature that allows users to donate directly to politicians for a small fee (like ActBlue). We will keep 1% of this fee. And we allow users to opt out of ads by paying $2.99.

Risks and Disclosures

Risks Related to the Company's Business and Industry

We have not prepared any audited financial statements. Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

The reviewing CPA has included a "going concern" note in the reviewed financials. The Company has incurred losses from inception of $288,587 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

The Company is pre-revenue and may not be successful in its efforts to grow and monetize its product. It has limited operating capital and for the foreseeable future will be dependent upon its ability to finance operations from the sale of equity or other financing alternatives. There can be no assurance that the Company will be able to successfully raise operating capital. The failure to successfully raise operating capital, and the failure to effectively monetize its products, could result in bankruptcy or other event which would have a material adverse effect on the Company and the value of its shares. The Company has limited assets and financial resources, so such adverse event could put investors' dollars at significant risk.

The Company does not have an employment contract in place with its founders and team members. Employment agreements typically provide protections to the Company in the event of the employee's departure, specifically addressing who is entitled to any intellectual property created or developed by those employees in the course of their employment and covering topics such as non-competition and non-solicitation. As a result, if these team members were to leave, the Company might not have any ability to prevent direct competition, or have any legal right to intellectual property created during their employment. There is no guarantee that an employment agreement will be entered into.

Further, not all of the founders or key employees are currently working full time for the Company. As a result, certain of the Company's employees, officers, directors or consultants may not devote all of their time to the business, and may from time to time serve as employees, officers, directors, and consultants of other companies. These other companies may have interests in conflict with the Company.

The individuals that are listed as advisors in the profile and deck are mentors, rather than formal advisors. These individuals do not have formal agreements in place with the Company, and may not be compensated for their expertise and advise.

The Company's cash position is relatively weak. The Company could be harmed if it is unable to meet its cash demands, and the Company may not be able to continue operations if they are not able to raise additional funds.

The Company's proprietary technology has a limited history and may perform below expectations. The Company uses proprietary technology that has not been previously implemented on customer projects, and it may experience technological problems that it is unable to foresee. If the implementation of its proprietary technology is unsuccessful, it could negatively impact the successful operation of projects using its systems and may result in additional payments, deductions or defaults under its agreements. In addition, there is a lack of long-term reliability data for its proprietary system. Actual long-term performance of these projects may fall short of expectations. The Company's equipment may be susceptible to damage from weather-related or other unforeseen events. Equipment performance issues could result in significant operational problems for the Company, including increased maintenance costs, decreased revenue, warranty claims, inability to meet delivery requirements, or defaults under its agreements.

The Company is still beta testing the first version of their application. Sophisticated technology platforms often contain errors or defects, such as errors in computer code or other systems errors, particularly when first introduced or when new versions or enhancements are released. The development of new or enhanced products is a complex and uncertain process requiring the accurate anticipation of technological and market trends, as well as precise technological execution. Despite quality assurance measures, internal testing, and beta testing by customers, the Company cannot guarantee that its current and future products, including upgrades to those products, will be free of serious defects, which could result in lost revenue, refunds without a commensurate decrease in costs, delays in market acceptance, increase in costs, reputational harm, and costs associated with defending or settling claims. If upgrades are not properly implemented, the availability and functioning of its products could be impaired.

The Company may face difficulties in obtaining capital. The Company may have difficulty raising needed capital in the future as a result of, among other factors, its lack of delivery-ready product and revenues from sales, as well as the inherent business risks associated with the Company and present and future market conditions. The business currently does not generate any sales and future sources of revenue may not be sufficient to meet its future capital requirements. The Company will require additional funds to execute its business strategy and conduct operations. If adequate funds are unavailable, the Company may be required to delay, reduce the scope of or eliminate one or more of its product launches or marketing efforts, any of which may materially harm its business, financial condition and results of operations

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies

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may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company has no history upon which an evaluation of its prospects and future performance can be made. Its proposed operations are subject to all business risks associated with new enterprises. The likelihood of its creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. There can be no assurances that the Company will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses, and challenges faced as an early-stage company.

The Company forecasts project aggressive growth. If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

Additionally, statements in the profile, deck, and video reflect management's current views and are meant for illustrative purposes. They do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made.

The Company may raise additional capital, which may cause dilution to investors in this round, restrict the Company's operations or require it to relinquish rights on unfavorable terms. The Company may seek additional capital through a variety of means, including through public or private equity, debt financings or other sources, including up-front payments and milestone payments from strategic collaborations. To the extent that the Company raises additional capital through the sale of equity or convertible debt or equity securities, an investor's ownership interest will be diluted, and the terms may include liquidation or other preferences that adversely affect shareholder rights. Such financing may result in dilution to stockholders, imposition of debt covenants, increased fixed payment obligations, or other restrictions that may affect the Company's business.

The Company's business could be negatively impacted by cybersecurity threats, attacks, and other disruptions. Like others in its industry, the Company continues to face advanced and persistent attacks on its information infrastructure where it manages and stores various proprietary information and sensitive/confidential data relating to its operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack its products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate the Company's network security and misappropriate or compromise its confidential information or that of its customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that the Company produces or procure from third parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of the Company's information infrastructure systems or any of its data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect the business.

The Company filed an extension for its 2018 tax filings. If it underestimated its taxes, the IRS could penalize it. Potential tax consequences could adversely affect the Company's results of operations or financial condition.

Risks Related to the Securities

The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions under Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be effected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

We are selling convertible notes that will convert into shares or result in payment in limited circumstances. These notes only convert or result in payment in limited circumstances. If the Crowd Notes reach their maturity date, investors (by a decision of the Crowd Note holders holding a majority of the principal amount of the outstanding Crowd Notes) will either (a) receive payment equal to the total of their purchase price plus outstanding accrued interest, or (b) convert the Crowd Notes into shares of the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of Company's common stock (provided the Company has converted into a C-Corporation). If there is a merger, buyout or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater of their purchase price plus outstanding interest, the amount of preferred shares they would have been able to purchase using the valuation cap (if the Company has converted into a C-Corporation prior), or, if the Company has not converted into a C-Corporation at that time, payment equal to the cash value of such preferred shares had the notes converted into preferred shares. If there is a qualified equity financing (an initial public offering registered under the 1933 Act or a financing using preferred shares), the notes will convert into a yet to-be-determined class of preferred stock, provided the Company has converted into a C-Corporation. If the notes convert because they have reached their maturity date, the notes will convert based on a $4,000,000 valuation cap. If the notes convert due to a qualified equity financing, the notes will convert at a discount of 20%, or based on a $4,000,000 valuation cap. This means that investors would be rewarded for taking on early risk compared to later investors. Outside investors at the time of conversion, if any, might value the Company at an amount well below the $4,000,000 valuation cap, so you should not view the $4,000,000 as being an indication of the Company's value.

We have not assessed the tax implications of using the Crowd Note. To the extent permitted by generally accepted accounting and tax principles, the Company and investors will treat, account and report the Crowd Note as debt and not equity for accounting and tax purposes and with respect to any returns filed with federal, state or local tax authorities. However, because the Crowd Note is a type of debt security, there has been inconsistent treatment under state and federal tax law as to whether securities like the Crowd Note can be considered a debt of the Company, or the issuance of equity. Investors should consult their tax advisers.

The Crowd Note contains dispute resolution provisions which limit your ability to bring class action lawsuits or seek remedy on a class basis. By purchasing a Crowd Note this Offering, you agree to be bound by the dispute resolution provisions found in Section 6 of the Crowd Note. Those provisions apply to claims regarding this Offering, the Crowd Notes and possibly the securities into which the Crowd Note are convertible. Under those provisions, disputes under the Crowd Note will be resolved in arbitration conducted in Delaware. Further, those provisions may limit your ability to bring class action lawsuits or similarly seek remedy on a class basis.

You may have limited rights. The Company has not yet authorized preferred stock, and there is no way to know what voting rights those securities will have. In addition, as an investor in the Regulation CF offering you will be considered a Non-Major Investor (as defined below) under the terms of the notes offered, and therefore, you have more limited information rights.

You will be bound by an investor proxy agreement which limits your voting rights. As a result of purchasing the notes, all Non-Major Investors (including all investors investing under Regulation CF) will be bound by an investor proxy agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes (or majority of the shares of the preferred equity the notes will convert into) held by Non-Major Investors vote to terminate the agreement.

A majority of the Company is owned by a small number of owners. Prior to the Offering, the Company's current owners of 20% or more of the Company's outstanding voting securities beneficially own up to 48% of the Company's voting securities. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

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You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

Representatives of SI Securities, LLC are affiliated with SI Advisors, LLC ("SI Advisors") Representatives of SI Securities, LLC are affiliated with SI Advisors, LLC ("SI Advisors"). SI Advisors is an exempt investment advisor that acts as the General Partner of SI Selections Fund I, L.P. ("SI Selections Fund"). SI Selections Fund is an early stage venture capital fund owned by third-party investors. From time to time, SI Selections Fund may invest in offerings made available on the SeedInvest platform, including this offering. Investments made by SI Selections Fund may be counted towards the total funds raised necessary to reach the minimum funding target as disclosed in the applicable offering materials.

Data Room

NAME	TYPE
Pitch Deck and Overview (1 file)	Folder
Financials (1 file)	Folder
Investor Agreements (2 files)	Folder
Miscellaneous (4 files)	Folder

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Frequently Asked Questions

About Side by Side Offerings

What is Side by Side?
A Side by Side offering refers to a deal that is raising capital under two offering types. This Side by Side offering is raising under Regulation CF and Rule 506(c) of Regulation D.

What is a Form C?
The Form C is a document the company must file with the Securities and Exchange Commission ("SEC") which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.
Before making any investment decision, it is highly recommended that prospective investors review the Form C filed with the SEC (included in the company's profile) before making any investment decision.

What is Rule 506(c) under Regulation D?
Rule 506(c) under Regulation D is a type of offering with no limits on how much a company may raise. The company may generally solicit their offering, but the company must verify each investor's status as an accredited investor prior to closing and accepting funds. To learn more about Rule 506(c) under Regulation D and other offering types check out our blog and academy.

What is Reg CF?
Title III of the JOBS Act outlines Reg CF, a type of offering allowing private companies to raise up to $1 million from all Americans. Prior capital raising options limited private companies to raising money only from accredited investors, historically the wealthiest ~2% of Americans. Like a Kickstarter campaign, Reg CF allows companies to raise funds online from their early adopters and the crowd. However, instead of providing investors a reward such as a t-shirt or a card, investors receive securities, typically equity, in the startups they back. To learn more about Reg CF and other offering types check out our blog and academy.

Making an Investment in Goods Unite Us, Inc.

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by Goods Unite Us, Inc.. Once Goods Unite Us, Inc. accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to Goods Unite Us, Inc. in exchange for your securities. At that point, you will be a proud owner in Goods Unite Us, Inc..

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What will I need to complete my investment?

To make an investment, you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or passport
5. ABA bank routing number and checking account number (typically found on a personal check or bank statement)

If you are investing under Rule 506(c) of Regulation D, your status as an Accredited Investor will also need to be verified and you will be asked to provide documentation supporting your income, net worth, revenue, or net assets or a letter from a qualified advisor such as a Registered Investment Advisor, Registered Broker Dealer, Lawyer, or CPA.

How much can I invest?

An investor is limited in the amount that he or she may invest in a Reg CF offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.

- If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000.

Separately, Goods Unite Us, Inc. has set a minimum investment amount of US $1,000.

Accredited investors investing $20,000 or over do not have investment limits.

After My Investment

What is my ongoing relationship with the Issuer?

You are a partial owner of the company, you do own securities after all! But more importantly, companies which have raised money via Regulation CF must file information with the SEC and post it on their websites on an annual basis. Receiving regular company updates is important to keep shareholders educated and informed about the progress of the company and their investment. This annual report includes information similar to a company's initial Reg CF filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirement if:

1. The company becomes a fully-reporting registrant with the SEC
2. The company has filed at least one annual report, but has no more than 300 shareholders of record
3. The company has filed at least three annual reports, and has no more than $10 million in assets
4. The company or another party purchases or repurchases all the securities sold in reliance on Section 4(a)(6)
5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirement per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How can I sell my securities in the future?

Currently there is no market or liquidity for these securities. Right now Goods Unite Us, Inc. does not plan to list these securities on a national exchange or another secondary market. At some point Goods Unite Us, Inc. may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when Goods Unite Us, Inc. either lists their securities on an exchange, is acquired, or goes bankrupt.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investments and obtain a summary statement. If invested under Regulation CF you may also receive periodic updates from the company about their business, in addition to monthly account statements.

Other General Questions

What is this page about?

This is Goods Unite Us, Inc.'s fundraising profile page, where you can find information that may be helpful for you to make an investment decision in their company. The information on this page includes the company overview, team bios, and the risks and disclosures related to this investment opportunity. If the company runs a side by side offering that includes an offering under Regulation CF, you may also find a copy of the Goods Unite Us, Inc.'s Form C. The Form C includes important details about Goods Unite Us, Inc.'s fundraise that you should review before investing.

How can I (or the company) cancel my investment under Regulation CF?

For offerings made under Regulation CF, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not canceled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, your funds will be promptly refunded to you upon cancellation. To cancel your investment, you may go to your account's portfolio page by clicking your profile icon in the top right corner.

What if I change my mind about investing?

If you invest under any other offering type, you may cancel your investment at any time, for any reason until a closing occurs. You will receive an email when the closing occurs and your securities have been issued. If you have already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To cancel your investment, please go to your account's portfolio page by clicking your profile icon in the top right corner.

EXHIBIT D
Investor Deck

GOODS UNITE US

PUT YOUR MONEY WHERE YOUR VOTE IS







SEPTEMBER 2019

Disclaimer

This presentation contains offering materials prepared solely by Goods Unite Us, Inc. without the assistance of SI Securities, and not subject to FINRA Rule 2210. In addition, this presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

OUR MISSION

Make it easy for consumers to align their purchases with their politics

WHY?

Consumers vote every day with their wallets and they don't know it



HOW?

We make it easy for consumers to know the politics behind their purchases

WHAT?

User-friendly app and website with political data on everyone's favorite brands





WHO?

An execution-focused, women-led team looking to inform and engage consumers



THE PROBLEM

Consumers don't have an easy way to align their purchases with their politics

DIRECT POLITICAL CONTRIBUTIONS

$$$

INDIRECT CONTRIBUTIONS FROM PURCHASING

$$$ $$$ $$$





The average consumer funded politicians and PACs about **3 times more** through their purchasing choices than through direct political contributions.

THE SOLUTION

An app that provides political data on everyone's favorite brands

1.


8:17
GOODS UNITE US

Download the app

2.


8:17
GOODS UNITE US
Search
Brands
Categories
Politicians
INVITE YOUR FRIENDS
Invite your friends to reclaim their voices!
2020 PRESIDENTIAL ELECTION
Check out current polling and fundraising data!
-41 A New Day (Target)
-39 A&S Brewing (Boston Beer Company)
-22 A&W Restaurants
-49 A. O. Smith
-29 A/C Pro (Spectrum Brands)
70 A1A Aleworks (Centerbridge Partners)
-74 AAA (American Automobile Association)
-63 AAI (Russell Brands)
AAR Corp

Search 4K brands

3.


GOODS UNITE US
AARP
DONATION DISTRIBUTION
82% DEMOCRAT
REPUBLICAN
CAMPAIGN FINANCE REFORM
63
COMBINED CONTRIBUTION LEVEL
Medium
OTHER BRANDS
Unity Health Insurance
XLHealth
Oak Park Dental
Boston Scientific
GIVE FEEDBACK
GOODS UNITE US
Toyota
DONATION DISTRIBUTION
44% DEMOCRAT
56% REPUBLICAN
CAMPAIGN FINANCE REFORM
-46
COMBINED CONTRIBUTION LEVEL
Very High
OTHER BRANDS
Chrysler
Dodge
WD-40
Lexus (Toyota)
GIVE FEEDBACK
HEAR FROM COMPANY

Check out the politics of your favorite brands and align your spending

OUR PLATFORM

Makes it easy for consumers to access a brand's political data



Delta Air Lines
DELTA
DONATION DISTRIBUTION
51% DEMOCRAT
49% REPUBLICAN
GOODS SCORE
-52
COMBINED CONTRIBUTION
Very High
DELTA AIR LINES REVIEWS
"Review Title Goes Here"
"Review Title Goes Here"
"Review Title Goes Here"

- ✓ Percentage of company's political contributions to D vs R
- ✓ Overall magnitude of political contributions
- ✓ Impact on campaign finance reform
- ✓ Data for competing brands
- ✓ Consumer reviews
- ✓ Names of the politicians funded by each company
- ✓ "Donate to Politicians" feature to encourage individual donations

OUR METRICS

Metrics have steadily improved since our $500K seed funding round in Sept 2018

	Q3 2018	Q3 2019
	5K Monthly Active Users	144K Monthly Active Users
	$1.81 per new app user	<$1 per new app user
	32K Monthly Impressions	2.3M Monthly Impressions





WE HAVE AN AVERAGE SESSION TIME OF

4 MINUTES

f
WhatsApp
Twitter
Instagram
Facebook



EVERY DAY USERS TELL US THAT THEY ARE VOTING WITH THEIR WALLETS!

A SAMPLE OF THE BRANDS LEFT BEHIND BY OUR USERS

AND WE HAVE STRONG USER ENGAGEMENT AND FEEDBACK

"I'm a new mom and former teacher. I'm very busy and I really wanted a way to vote with my dollars but couldn't find the time to do the research myself. I love your app!"

12/1/2018

"We changed from shopping regularly at Hannaford Supermarket to shopping at Shaw's because of their Republican lean."

3/24/19

"I will only fill my tank at Shell gas stations now due to their positive rank environmentally. I also agree with their balanced approach to donating."

1/11/19





WE HAVE EARNED MEDIA COVERAGE



journal sentinel NEWS SPORTS BUSINESS COMMUNITIES WATCHDOG 55° NATION OBITS MORE Subscribe Sign In

Oprah's magazine features Goods Unite Us, a Madison startup trying to move money out of politics

Sarah Hauer, Milwaukee Journal Sentinel Published 12:53 p.m. CT Feb. 12, 2019

CONNECT TWEET LINKEDIN COMMENT EMAIL MORE

A Madison startup with the goal of moving money out of politics is getting a shoutout in O, The Oprah Magazine.

Goods Unite Us, which rates companies and brands on political donations, is one of the magazine's "High Five" for March.

Through Goods Unite Us, users can see how brands and companies engage with American politics. Brands and companies are rated on how much money they donate to political parties. The app and website house a database of more than 4,000 brands and companies.

LIKE US ON FACEBOOK: Get Journal Sentinel business news in your feed

One day after the edition hit newsstands, CEO Abigail Wuest said downloads of the Goods Unite Us app are up.

"People care about money in politics and figuring out where they're money is going," said Wuest. "A big part of the company is helping to protect the democratic process. We need to know where corporate money is going as long as corporate money is going into the process."

THE OPRAH MAGAZINE

O, THE OPRAH MAGAZINE
MARCH 2019

Cents and Sensibilities

"Attention red-, blue-, and purple-leaning shoppers: The free app Goods Unite Us uses public financial disclosure from more than 4,000 brands to reveal (a) if a company kicks in any money to political campaigns and (b) which party it favors."

AND WE ARE THE MARKET LEADER

	GOODS UNITE US	DoneGood	buycott	BUYPARTISAN
BIPARTISAN (engage all political leanings)	✓	✓	✓	✓
DATABASE DEPTH (number of brands)	✓	✓	✗	✗
DYNAMIC DATA (update frequency)	✓	✗	✗	✗
POLITICAL FOCUS (in-depth analysis)	✓	✗	✗	✓
APP STORE PERFOMANCE	**4.7 STARS 7.9K RATINGS**	3.8 STARS 48 RATINGS	4.6 STARS 978 RATINGS	1.9 STARS 14 RATINGS
APP-TWEAK POWER SCORE	37	5	37	0

WITH THIS RAISE, OUR GOAL IS TO GET TO 1M USERS, WHICH WILL LEAD TO 15M MONTHLY IMPRESSIONS



USE OF FUNDS

Operations/ Expenses

Development & Analytics

Marketing, Sales, and PR

OUR PROJECTIONS

Goal of 1M Monthly Active Users by Election Day 2020


MARKETING SPEND
AUGUST 2019 – APRIL 2020
Average $25K per month
MAY 2020 – PRESIDENTIAL ELECTION 2020
Average $175K per month
$88M - $365M
$26M - $105M
$17M - $73M
80M+
26M
14M
1M MAUs
1.5M MAUs
5M MAUs
MONTHLY IMPRESSIONS
ESTIMATED COMPANY VALUATION*

*BASED ON ARR/YR AND MARKET CAP VALUATION PER MAU OF COMPARABLE APPS (SEE APPENDIX)


MONTHLY ACTIVE USERS
WITH VIRALITY
5 MILLION
1.5 MILLION
1 MILLION
WITHOUT VIRALITY
MONTHLY ACTIVE USERS

**These statements reflect management's current views based on information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

REVENUE PATHS

We are launching four different revenue strategies



COMPANY &
POLITICIAN MARKETING
SUBSCRIPTIONS



DONATIONS TO
POLITICIANS
(LIKE ACTBLUE)



TARGETED
ADVERTISING &
AFFILIATE
MARKETING



DATA LICENSING /
DATA MARKETPLACE

OUR TEAM

A dynamic, execution-focused, women-led team



ABIGAIL WUEST

CEO + FOUNDER



AMY JO MILLER

COO + FOUNDER



BRIAN POTTS

FOUNDER

SERIES SEED GOALS ACCOMPLISHED

✓ Unified platforms, added Android app, added back-end
✓ Implemented & launched company review features
✓ Grew to 100K+ monthly active users
✓ Got first set of companies to claim their pages

INVESTORS + ADVISORS

Mark Bakken   Noble Applications

Humble Rogue Ventures   MaSa Partners

VALUE PROPOSITION

We have a clear line of sight to 1M users and have numerous revenue pathways



EXECUTION-FOCUSED TEAM



PRODUCT IS VIABLE AND HAS TRACTION



EXPECT SIGNIFICANT GROWTH IN COMPANY VALUATION – 5X+ RETURN*

APPENDIX



AWARENESS IS GROWING DAILY

CAC and MAU

ARR VALUATION METHOD

COMPANY	APPROX. ARR/MAU (2017/2018)	*These statements reflect management's current views and are meant for illustrative purposes. They do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made.	
Twitter	$9.22		
Facebook	$24.07/$109.46 (US Only)		
Snapchat	$2.12		
Spotify	$28.45		
Indeed	$8.08	Baseline* ARR w/1.5M MAUs	= $864K
Pinterest	$3.02	Baseline* ARR w/5M MAUs	= $2.88M
Yahoo	$7.95		
Zynga	$10.67		
Match	$55.73		
LinkedIn	$8.98	*Assumes only Google AdMob at $3/1000 impressions	
Dropbox	$29.60		
Zillow	$7.62		
Yelp	$5.75		
Glassdoor	$2.89	**Goods Nov. 2020 Valuation @ 1M MAUs (3 to 5 x ARR)**	**Goods Nov. 2020 Viral Valuation @ 1.5M - 5M MAUs (3 to 5 x ARR)**
Average ARR/MAU	$14.58	$44M - $73M	$66M - $365M
Benchmark ARR/MAU (Yelp)	$5.75	$17M - $29M	$26M - $144M

MARKET CAP VALUATION METHOD

COMPANY	MARKET CAP/SALE PRICE PER MAU (2016)	Goods Nov. 2020 Valuation @ 1M MAUs (Market Cap Method)	Goods Nov. 2020 Viral Valuation @ 1.5M - 5M MAUs (Market Cap Method)
LinkedIn	$302		
Facebook	$189		
Snap	$100		
Twitter	$69		
WhatsApp	$42		
Momo	$37		
YY	$27		
MyFitnessPal (est)	$24		
Zynga	$23		
Instagram	$20		
Welbo	$17		
Yelp	$13		
Cheetah	$10		
Average	$67	$67M	$100.5M - $335M
Yelp (Current)	$17.50	$17.5M	$26.25 - $87.5M













COMPANY CLAIMED PAGES

SPRINKMAN REAL ESTATE

chico's

RED BEARD BODYWORK & STRUCTURAL INTEGRATION

ARTISAN DENTAL

ISTHMUS

Aprilaire®

Anthology

GOODS UNITE US







SEPTEMBER 2019

EXHIBIT E

Video Transcript

Abigail: Do you want to get money out of politics? Because I do.
Amy: I do too.
Brian: And I do too. And we think we figured out a way to do it.

Abigail: The US Supreme Court has said that corporations have protected political speech, and at Goods Unite Us, we've created a platform so that you can hear what they're saying, and they can hear you.

Amy: Goods Unite Us is a startup based out of Madison, Wisconsin, a state that is the center of politics. So, our mission at Goods Unite Us is to bring accountability and transparency to corporate money in politics. And we do that by providing information to consumers so that they can see which brands and companies support the causes that they believe in. It's a free app for Android or iPhone. What we do at Goods Unite Us is that we pull data on four thousand brands and companies about how they contribute to politics and who the company or the senior employees are donating to, so that we can give consumers an idea of how those brands and companies are affecting politics.

Abigail: My name is Abigail Wuest. I am from Wisconsin. In my non- Goods Unite Us time, I am a government attorney/ public sector attorney.

Brian: I'm Brian Potts. I'm a co-founder. I'm from Louisville, Kentucky. And in my free time, of which I don't have very much, I have another startup, and I am a private-sector lawyer.

Amy: I'm Amy Miller. I'm from Rhinelander, Wisconsin. I have done a lot of startups, and now basically, I run this machine- Goods Unite Us. I'm working full-time on Goods Unite Us. I'm not a lawyer.